Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Lucy Scientific Discovery Inc. on Form S-1 of our report dated January 21, 2022, which includes explanatory paragraphs regarding restatement of the Company’s financial statements as of and for the year ended June 30, 2020 and the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Lucy Scientific Discovery Inc. as of June 30, 2021 and 2020 and for the years ended June 30, 2021 and 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

January 21, 2022